Exhibit 99.1

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE: 604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE: 604.685.9441
www.westernwindenergy.com

NEWS RELEASE

July 31st , 2012

TSX.V Symbol: “WND”
OTCQX Symbol: “WNDEF”
Issued and Outstanding: 62,731,056

WESTERN WIND RESPONDS TO POTENTIAL PROXY BATTLE
BY SAVITR CAPITAL

Vancouver, BC – July 31, 2012 – Western Wind Energy Corp. – (Toronto Venture Exchange – “WND”) (OTCQX –“WNDEF”), wishes to respond to the hysterical and dishonest news release issued by Andrew Reuben Middler.

According to the shareholders’ list dated June 30, 2012, Savitr Peak Energy Master Fund Ltd. (“Savitr”) is based in the Grand Cayman Islands, BWI, and is a holder of 1,040,000 shares. Unlike the Western Wind shareholders who have to pay taxes and report our beneficial ownership to regulators and authorities with a verifiable residence in North America, Asia or Europe, Savitr chooses to own and manage its shares in a jurisdiction where the real owners and obligations to taxing authorities and securities regulators is not even credible.

Mr. Middler has a long history, as reported in his biographies, published throughout the internet, of being a specialist in “shorting” equities in the marketplace.

He claims to be a “friend” of Western Wind but in written correspondence with Western Wind’s CEO, he wants Western Wind to liquidate its major Windstar asset to a tax equity investor whom, in the current market, is demanding effective rates of return of between 20% - 70%, leaving Western Wind with almost nothing for its achievement and destroying $200 million of net asset value. All of this so Western Wind can pay Andrew Reuben Midler’s Cayman Island company a special dividend or repurchase his shares.

Andrew Reuben Midler is interested in only one party and this is himself and his offshore fund.

Further in Andrew Reuben Midler’s news release, is a statement of “conflict of interest.” Greenbriar is an independent residential land development company and has never had any similar business interests with Western Wind. Western Wind generates electricity and Greenbriar works on residential subdivisions. However, Mr. Midler wants to invite two “so called” parties as independent directors to the Western Wind Board of Directors, who are in the exact same business as Western Wind. The only difference is that those two parties have never built a successful renewable energy company that has grown from several hundred thousands of dollars to over $400 million in assets. The renewable energy companies involved with

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the two proposed directors are not even in the same league or order of magnitude as Western Wind. Some have questionable history regarding their performance. Mr. Midler also proposes other directors who are career bureaucrats. We all know the outcome of that story.

Andrew Reuben Midler refers to Western Wind receiving $87 million in cash grants and not paying off the corporate loans. He is fully aware that those cash grant receipts were tied to the mandatory repayment of bank loans and vendor loans at the project level.

He further grossly misleads everyone in his news release by not stating that the high interest corporate loans were obtained by Western Wind from the same hedge funds that Andrew Reuben Midler claims to be representing. Further, commissions and fees on those loans were paid by Western Wind to his business relationships.

Western Wind has many more facts that will only serve to embarrass the proponents of this “proxy battle.” We remain committed to reserve our rights to hold these facts confidential until the Board of Directors deems it necessary to release.

Western Wind is committed to complete the sale process. We cannot pay a fee to an M & A firm until we select the final two candidates. Again, this validates the hysterical nature of Midler’s news release. We have received many proposals and will adhere to the selection. We will constantly keep our shareholders apprised of the sales process and our progress. As soon as the M & A firms have been chosen, we will disseminate a news release.

Andrew Reuben Milder is only serving the needs of his offshore trading fund. All of the banks and vendors that we are currently in late stage negotiations with regarding Yabucoa and our parent company will withdraw in the event of a proxy battle. Negotiations with US Treasury will be destroyed. Andrew Reuben Midler is causing irrevocable damage to the shareholders of Western Wind Energy.

Please review his website immediately at http://savitrcapital.com and you will see that there is NO DISCLOSURE on his firm, his trading history, his ownership structure, his financial statements and tax payments.

Please understand his true intentions as none of this information exists on his website.

ABOUT WESTERN WIND ENERGY CORP.

Western Wind Energy is a vertically integrated renewable energy production company that owns and operates wind and solar generation facilities with 165MW of rated capacity in production, in the States of California and Arizona. Western Wind further owns substantial development assets for both solar and wind energy in the U.S. . The Company is headquartered in Vancouver, BC and has branch offices in Scottsdale, Arizona and Tehachapi, California. Western Wind trades on the Toronto Venture Exchange under the symbol "WND", and in the United States on the OTCQX under the symbol "WNDEF".

The Company owns and operates three wind energy generation facilities in California, and one fully integrated combined wind and solar energy generation facility in Arizona. The three operating wind generation facilities in California are comprised of the 120MW Windstar, 4.5MW Windridge facilities in Tehachapi, and the 30MW Mesa wind generation facility near Palm Springs. The facility in Arizona is the Company’s 10.5MW Kingman integrated solar and wind facility. The Company is further developing wind and solar energy projects in California, Arizona, and Puerto Rico.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
President & Chief Executive Officer

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain statements in this press release constitute “forward-looking statements” under applicable securities laws, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Words such as “expects”, “anticipates”, “intends”, “projects”, “plans”, “will”, “believes”, “seeks”, “estimates”, “should”, “may”, “could”, and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are based on management’s current expectations and beliefs and actual events or results may differ materially. There are many factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements. Such factors include, but are not limited to, the

1 Refer to “Non-GAAP Performance Measures”

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state of the Company’s business activities and various factors discussed in the Company’s audited annual financial statements and annual information form contained in the Company’s 40F filed with the United States Securities and Exchange Commission and securities regulators in Canada. Forward-looking statements are based on current expectations and the Company assumes no obligation to update such information to reflect later events or developments, except as required by law.

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